Exhibit 99.1

Eat meat sustainably. Be a Steakholder.

Steakholder Foods® Reports Financial Results for Q3 2022
and Provides Business Update

The company continues to advance its technology via R&D breakthroughs and investments in global marketing infrastructure toward commercialization of cultivated meat

Rehovot, Israel, November 23, 2022 – Steakholder Foods (Nasdaq: STKH), an international deep-tech food company at the forefront of the cultured meat industry, today released its financial results for the third quarter of 2022, ended September 30, 2022, and provided a recent business update.

Steakholder Foods is developing high quality beef, chicken, pork, and seafood products that are safer and more sustainable than conventional meat. Our products under development include whole cuts, ground meat and raw materials made from cultivated animal cells rather than farm-raised animals.

Arik Kaufman, Steakholder Foods Chief Executive Officer & Co-Founder: "We are very pleased with the progress we have made over the past few months and are on track with our go-to-market plan. We have significantly advanced our technology, as demonstrated by our recently granted patents in key regions, and we continue to cement our position as a technological leader in the cultivated meat space. This has also helped us add some key collaborations to our business development efforts. And finally, our recent rebranding efforts reflect our vision, direction and differentiators. We are working hard to bring the revolution to the mass market so that everyone can continue to enjoy healthy, delicious, real meat but in a more sustainable way for the planet.”

Q3 2022 Financial Results Summary

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Research and development expenses for the three months ended September 30, 2022 totaled $2.8 million, compared to $2.0 million in the same period in 2021. The 38% increase reflects the company’s growing investment in R&D as it continues to expand its cultivated meat technology capabilities mainly through increased headcount, consumable materials and raw materials.

•
General and administrative expenses for the three months ended September 30, 2022 totaled $1.3 million, compared to $1.8 million in the same period in 2021. The 28% decrease was primarily due to lower insurance and share-based payment expenses in the current quarter.

•
Marketing expenses for the three months ended September 30, 2022 totaled $0.5 million, compared to $0.3 million in the same period in 2021, reflecting increased salary expenses and growing investment in the company’s US and global marketing activities.

•
Operating loss for the three months ended September 30, 2022 totaled $4.6 million, compared to $4.1 million in the same period in 2021. The increase reflects continued investment in research and development as well as marketing activities, as indicated above.

•	Total comprehensive loss was $3.4 million, or 2 cents per ordinary share ($0.17 per ADS), compared to $4.3 million, or 3 cents per ordinary share ($0.32 per ADS), in the same period in 2021.

•
Cash flow used in operating activities totaled $9.8 million in the nine months ended September 30, 2022, compared to $9.6 million in the same period in 2021, reflecting a 2% increase. The changes were due mainly to increased expenditures as indicated above, including expenditures of the company’s subsidiary Peace of Meat, which was first consolidated as of March 2021, and were offset by lower general and administrative expenses.

•
Cash flow used in investment activities totaled $2.7 million in the nine months ended September 30, 2022 compared to $7.4 million in the same period in 2021, reflecting a 63% decrease due mainly to the acquisition of Peace of Meat during 2021.

•
Cash flow from financing activities was $5.3 million in the nine months ended September 30, 2022 (primarily resulting from a registered direct offering in Q3 2022) compared to $29.0 million in the same period in 2021 (during which the company completed its Nasdaq IPO).

•	Cash and cash equivalents were $11.2 million as of September 30, 2022 compared to $19.2 million as of year-end 2021. The decrease was due mainly to funding of the company’s ongoing operations.

•	Total capital was $24.4 million as of September 30, 2022 compared with $37.6 million at year-end 2021.

Q3 and Beyond: Business Highlights

Collaborations

In July 2022, Steakholder Foods signed a memorandum of understanding with Umami Meats, a Singaporean cultured seafood company. This collaboration opens a door for both companies into the Asian market, and Singapore specifically, which is currently the only country that has authorized the production and distribution of cultivated meat. Steakholder Foods also sees this collaboration as an opportunity to make a valuable contribution to the preservation of marine ecosystems and wildlife.

R&D

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In July 2022, Peace of Meat, the company's wholly owned Belgian subsidiary, announced the establishment of a stable and unique avian cell line with a clear upscaling path. Peace of Meat's cultivated avian capabilities provide a clear path to commercialization in the hybrid foods market.

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In August 2022, the company announced its initiation of cultivated pork development using a porcine cell line with significantly greater lifespan and scalability. The company announced in November 2022 that it successfully differentiated porcine fat cells from its induced pluripotent stem cell line. This is a significant step forward in the company's ability to develop high-quality 3D-printed whole-cut pork products at scale.

•
In September 2022, the company introduced Omakase Beef Morsels, a revolutionary, richly marbled structured cultivated meat product developed using Steakholder Foods’ unique 3D-printing process. Inspired by the marbling standard of Wagyu beef, this product was an innovative culinary achievement, elegantly designed as a meat-lover's delicacy for premium dining experiences. The product is made up of multiple layers of muscle and fat tissue that have been differentiated from bovine stem cells and showcases the technology's unprecedented control and flexibility.

Patents

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In October 2022, the company filed a provisional patent application with the U.S. Patent and Trademark Office (USPTO) regarding methods and systems for adipocytes differentiation. The patent application details a new and improved process for differentiating stem cells into fat and is more easily reproducible and cost-effective than current methods.

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In October 2022, the company was granted a patent by the USPTO for systems and methods to apply external forces to muscle tissue that result in the development of high-quality complex structured meat. In November 2022, the company was granted the equivalent patent in Canada. This patent is another boost to the company's growing global patent portfolio. The process behind the patent represents a breakthrough in the methodology and technology used to “exercise” muscle tissue to achieve a desired texture. It is a mimicking of natural muscle development that occurs when animals roam or graze.

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In November 2022, the company filed a provisional patent application for the mimicking of  the texture of cooked fish. The company achieved the unique flaky texture of fish using its new approach along with its proprietary 3D printing technology and custom-made bio-inks. The new methodology is expected to enable the production of a wide variety of fish, seafood and cuts. The provisional patent application puts the company on a path toward leadership in the field of structured cultivated fish production.

Marketing and Branding

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In August 2022, the company rebranded itself as Steakholder Foods Ltd. and changed its ticker on the Nasdaq stock market to STKH. The new name and brand reflect the company’s commitment to cultivating a new community of meat lovers who wish to support and participate in the company’s mission to make high-quality real meat sustainably. Steakholder Foods has recently received a registered trademark in Japan, reflecting plans to penetrate the Japanese market and other markets in the Asian region.

•
In September and October 2022, the company participated at the Future Food-Tech Summit in London and the World Congress of Food Science & Technology in Singapore. The company showcased its 3D bioprinting capabilities, allowing visitors to 3D print their own personalized steaks. This helped generate interest, traction and leads.

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In November 2022, the company hosted its first US tasting event. Guests were treated to a variety of hybrid canapes with cultivated meat that was grown from cells sourced from Texas cattle. The event also included a live 3D printing demonstration with attendees given the opportunity to print personalized steaks. The event brought together top leaders from the industry and included a panel discussion entitled, “The Future of Food and Our Planet.” The event was covered by top media outlets.

Steakholder Foods Ltd. (formerly known as MeaTech 3D Ltd.)
Unaudited Condensed Consolidated Interim Financial Statements As At September 30, 2022

Unaudited Condensed consolidated interim statements of financial position

	September 30	September 30	December 31
	2022	2021	2021
	USD thousands	USD thousands	USD thousands
Current assets

Cash and cash equivalents	11,203	25,441	19,176
Other investment	135	149	154
Receivables	764	1,890	2,782
Total current assets	12,102	27,480	22,112

Non-current assets

Restricted deposits	374	391	405
Other investment	1,180	1,287	1,355
Right-of-use asset	3,478	328	407
Intangible assets	11,706	11,362	13,453
Fixed assets, net	4,386	2,467	2,922

Total non-current assets	21,124	15,835	18,542

Total Assets	33,226	43,315	40,654

Current liabilities

Trade payables	581	313	382
Other payables	2,154	1,837	2,239
Current maturities of lease liabilities	407	251	165
Derivative instrument	2,450	-	-

Total current liabilities	5,592	2,401	2,786

Non-current liabilities

Long-term lease liabilities	3,195	81	246

Total non-current liabilities	3,195	81	246

Capital

Share capital and premium on shares	72,231	68,348	69,610
Capital reserves	3,581	2,653	3,708
Currency translation differences reserve	(2,771)	519	1,275
Accumulated deficit	(48,602)	(30,687)	(36,971)

Total capital	24,439	40,833	37,622
Total liabilities and capital	33,226	43,315	40,654

Unaudited Condensed consolidated interim of Income and of Comprehensive Loss

	Nine months ended September 30,	Nine months ended September 30,	Year ended December 31,
	2022	2021	2021
	USD thousands, except share data	USD thousands, except share data	USD thousands, except share data

Research and development expenses	7,219	4,928	7,594
Marketing expenses	2,426	872	1,628
General and administrative expenses	4,982	5,961	8,010
Operating loss	14,627	11,761	17,232

Financing income	(3,258)	(457)	(509)
Financing expenses	262	434	1,299
Total financing (income) expenses	(2,996)	(23)	790

Loss for the period	11,631	11,738	18,022

Currency translation differences loss (income) that might be transferred to profit or loss over ILS	2,301	(456)	(1,942)
Currency translation differences loss (income) that might be transferred to profit or loss over EUR	1,745	717	1,447

Total comprehensive loss for the period	15,677	11,999	17,527

Loss per ordinary share, no par value (USD)
Basic and diluted loss per share (USD)	0.088	0.104	0.155

Weighted-average number of shares outstanding - basic and diluted (shares)	132,652,822	112,891,686	115,954,501

Unaudited Condensed consolidated interim of Income and of Comprehensive Loss

	Three months ended September 30,	Three months ended September 30,
	2022	2021
	USD thousands, except share data	USD thousands, except share data

Research and development expenses	2,792	2,018
Marketing expenses	467	267
General and administrative expenses	1,295	1,802
Operating loss	4,554	4,087

Financing income	(2,196)	(130)
Financing expenses	117	15
Total financing (income) expenses	(2,079)	(115)

Loss for the period	2,475	3,972

Currency translation differences loss (income) that might be transferred to profit or loss over ILS	(25)	(163)
Currency translation differences loss (income) that might be transferred to profit or loss over EUR	898	501

Total comprehensive loss for the period	3,348	4,310

Loss per ordinary share, no par value (USD)
Basic and diluted loss per share (USD)	0.017	0.032

Weighted-average number of shares outstanding - basic and diluted (shares)	145,116,113	124,048,833

Unaudited Condensed consolidated interim statements of changes in equity

	Premium and Capital Share	Fair value of financial assets reserve	Transactions with related parties reserve	Currency translation differences reserve	Share-based payments reserve	Accumulated deficit	Total
	USD thousands

Balance as at January 1, 2022	69,610	(334)	14	1,275	4,028	(36,971)	37,622

Share-based payments	-	-	-	-	1,092	-	1,092
Issuance of shares and warrants, net	1,348	-	-	-	-	-	1,348
Exercise of options	1,273				(1,219)		54
Other comprehensive income (loss)	-	-	-	(4,046)	-	-	(4,046)
Loss for the period	-	-	-	-	-	(11,631)	(11,631)

Balance as at September 30, 2022	72,231	(334)	14	(2,771)	3,901	(48,602)	24,439

Balance as at January 1, 2021	30,481	(334)	14	780	3,639	(18,949)	15,631
	0				0
Share-Based Payment	-	-	-	-	2,829	-	2,829
Issuance of shares and warrants, net	31,176	-	-	-	-	-	31,176
Exercise of options	6,691				(3,495)		3,196
Other comprehensive income (loss)	-	-	-	(261)	-	-	(261)
Loss for the period	-	-	-	-	-	(11,738)	(11,738)
					0
Balance as at September 30, 2021	68,348	(334)	14	519	2,973	(30,687)	40,833

Balance as at January 1, 2021	30,481	(334)	14	780	3,639	(18,949)	15,631

Share-based payments	-	-	-	-	3,965	-	3,965
Issuance of shares and warrants, net	32,330	-	-	-	-	-	32,330
Exercise of options	6,799				(3,576)		3,223
Other comprehensive income (loss)	-	-	-	495	-	-	495
Loss for the period	-	-	-	-	-	(18,022)	(18,022)

Balance as at December 31, 2021	69,610	(334)	14	1,275	4,028	(36,971)	37,622

Unaudited Condensed consolidated interim statements of cash flows

	Nine months ended September 30, 2022	Nine months ended September 30, 2021	Year ended December 31, 2021
	USD thousands	USD thousands	USD thousands
Cash flows - operating activities
Net Loss for the period	(11,631)	(11,738)	(18,022)

Adjustments:
Depreciation and amortization	1,099	479	680
Change in fair value of derivative	(2,100)	(312)	(316)
Change in fair value of other investment	(99)	(138)	(193)
Net foreign exchange expenses	(901)	411	1,279
Interest expense over lease liabilities	250	7	9
Interest income over short term deposits	(73)	-	-
Share-based payment expenses	1,092	2,829	3,965
Changes in asset and liability items:
Decrease (increase) in receivables	1,790	(1,523)	(2,351)
Increase (decrease) in trade payables	315	(309)	(97)
Increase (decrease) in other payables	413	682	1,095
Net cash from (used in) operating activities	(9,845)	(9,612)	(13,951)

Cash flows - investment activities
Acquisition of fixed assets	(2,686)	(1,124)	(1,828)
Increase in restricted deposit	(20)	(337)	(337)
Loan provided	-	(367)	(367)
Proceeds on account of other investment*	110	111	149
Interest received over short term deposits	73	-	-
Acquisition of other investments, net of cash acquired	(188)	(5,685)	(6,808)

Net cash used in investing activities	(2,711)	(7,402)	(9,191)

Cash flows - financing activities
Proceeds from issuance of shares and warrants	2,005	29,281	29,281
Issuance costs	(657)	(3,283)	(3,283)
Repayment of liability for lease	(316)	(222)	(346)
Repayment of interest over liability of lease	(250)	(7)	(9)
Proceeds with regard to derivative	4,495	-	-
Proceeds from exercise of share options	53	3,196	3,222

Net cash from financing activities	5,330	28,965	28,865

Increase (Decrease) in cash and cash equivalents	(7,226)	11,951	5,723
Effect of exchange differences on cash and cash equivalents	(747)	(66)	(103)
Cash and cash equivalents at the beginning of the period:	19,176	13,556	13,556

Cash balance and cash equivalents at end of period	11,203	25,441	19,176
Non-cash activities
Purchase of fixed assets yet to be paid	4	188	57
Issue of shares and options against intangible asset	-	4,359	6,332

*Reclassified

About Steakholder Foods

Steakholder Foods Ltd., formerly MeaTech 3D Ltd., is an international deep-tech food company at the forefront of the cultured meat revolution. The company initiated activities in 2019 and is listed on the Nasdaq Capital Market under the ticker “STKH” (formerly MITC). Steakholder Foods maintains facilities in Rehovot, Israel and Antwerp, Belgium and has recently expanded activities to the US.

The company is developing a slaughter-free solution for producing a variety of beef, chicken, pork, and seafood products — both as raw materials and whole cuts — as an alternative to industrialized farming and fishing. With its membership in the UN Global Compact, Steakholder Foods is committed to act in support of issues embodied in the United Nations Sustainable Development Goals (SDGs) which include strengthening food security, decreasing carbon footprint, and conserving water and land resources.

For more information, please visit: https://steakholderfoods.com

Forward-Looking Statements

This press release contains forward-looking statements concerning Steakholder Foods’ business, operations and financial performance and condition as well as plans, objectives, and expectations for Steakholder Foods’ business operations and financial performance and condition. Any statements that are not historical facts may be deemed to be forward-looking statements. Forward-looking statements reflect Steakholder Foods’ current views with respect to future events and are based on assumptions and subject to known and unknown risks and uncertainties, which change over time, and other factors that may cause Steakholder Foods’ actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. Forward-looking statements include, without limitation, any statement that may predict, forecast, indicate or imply future results, performance or achievements, and are typically identified with words such as “may,” “could,” “should,” “will,” “would,” “believe,” “anticipate,” “estimate,” “expect,” “aim,” “intend,” “plan” or words or phases of similar meaning and include, without limitation, Steakholder Foods’ expectations regarding the success of its cultured meat manufacturing technologies it is developing, which will require significant additional work before Steakholder Foods can potentially launch commercial sales; Steakholder Foods’ research and development activities associated with technologies for cultured meat manufacturing, including three-dimensional meat production, which involves a lengthy and complex process; Steakholder Foods’ ability to obtain and enforce its intellectual property rights and to operate its business without infringing, misappropriating, or otherwise violating the intellectual property rights and proprietary technology of third parties; and other risks and uncertainties, including those identified in Steakholder Foods’ Annual Report on Form 20-F for the fiscal year ended December 31, 2021, filed with the Securities and Exchange Commission on March 24, 2022. New risks and uncertainties may emerge from time to time, and it is not possible for Steakholder Foods to predict their occurrence or how they will affect Steakholder Foods. If one or more of the factors affecting Steakholder Foods’ forward-looking information and statements proves incorrect, then Steakholder Foods’ actual results, performance or achievements could differ materially from those expressed in, or implied by, forward-looking information and statements contained in this press release. Therefore, Steakholder Foods cautions you not to place undue reliance on its forward-looking information and statements. Steakholder Foods disclaims any duty to revise or update the forward-looking statements, whether written or oral, to reflect actual results or changes in the factors affecting the forward-looking statements, except as specifically required by law.

Press Contact:	Investor Contacts:
Maissa Dauriac Rainier Communications mdauriac@rainierco.com Tel: +1-818-642-5257	Joseph Green Edison Group jgreen@edisongroup.com Tel: +1-646-653-7030	Ehud Helft Edison Israel ehelft@edisongroup.com Tel: +1-212-378-8040

Nasdaq listed STKH	5 David Fikes St. Rehovot, 7632805 Israel	PO Box 4061 Ness Ziona Israel +972-73-332-2853	www.steakholderfoods.com info@steakholderfoods.com